Filed by MedEquities Realty Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MedEquities Realty Trust, Inc.

Commission File No.: 001-37887

Contacts:
Jeff Walraven	Tripp Sullivan
EVP & Chief Financial Officer	SCR Partners
(615) 627-4712	(615) 760-1104 IR@medequities.com

MEDEQUITIES REALTY TRUST, INC. DECLARES CONDITIONAL DIVIDEND FOR FOURTH QUARTER 2018

NASHVILLE, TN, February 27, 2019 – MedEquities Realty Trust, Inc. (NYSE: MRT) announced that its Board of Directors has declared a conditional cash dividend of $0.21 per share (the “conditional dividend”), payable to holders of MedEquities common stock as of the record date, March 11, 2019. Payment of the conditional dividend is conditioned upon the approval by MedEquities stockholders of the previously announced merger with Omega Healthcare Investors, Inc. (“Omega”). If the merger is approved by MedEquities stockholders, the conditional dividend will be paid as soon as practicable following certification of the results of the special meeting of MedEquities stockholders, and MedEquities will announce publicly the date the conditional dividend will be paid (the “conditional dividend payment date”). Due to the contingent nature of the conditional dividend, MedEquities common stock will trade with “due bills,” representing an assignment of the right to receive the conditional dividend, beginning on March 8, 2019 (one business day prior to the record date) through the conditional dividend payment date.

The conditional dividend is in addition to, and separate from, the previously disclosed special cash dividend of $0.21 per share of MedEquities common stock (the “pre-closing dividend”), which, pursuant to the terms of the merger agreement with Omega, will be payable substantially concurrently with the closing of the merger.

Important Information About the Conditional Dividend

Due to the contingent nature of the conditional dividend, as required by the rules of the NYSE, MedEquities common stock will trade with “due bills,” representing an assignment of the right to receive the conditional dividend, beginning on March 8, 2019 (one business day prior to the record date) through the conditional dividend payment date (such period of time the “due-bill period”). AS A RESULT, HOLDERS OF MEDEQUITIES COMMON STOCK ON THE RECORD DATE MUST HOLD MEDEQUITIES COMMON STOCK THROUGH THE CONDITIONAL DIVIDEND PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE CONDITIONAL DIVIDEND. MEDEQUITIES STOCKHOLDERS WHO SELL THEIR SHARES ON OR BEFORE THE CONDITIONAL DIVIDEND PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE CONDITIONAL DIVIDEND. PURCHASERS OF MEDEQUITIES COMMON STOCK DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WHO HOLD SUCH SHARES ON THE CONDITIONAL DIVIDEND PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE CONDITIONAL DIVIDEND IN THE EVENT THAT MEDEQUITIES STOCKHOLDERS APPROVE THE MERGER. STOCKHOLDERS THAT SELL MEDEQUITIES COMMON STOCK DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE CONDITIONAL DIVIDEND IN THE EVENT THAT MEDEQUITIES STOCKHOLDERS APPROVE THE MERGER.

Due bills obligate a seller of shares of stock to deliver the dividend to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the stock. MedEquities has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of MedEquities common stock during the due-bill period should consult with their broker before trading in MedEquities common stock to be sure they understand the effect of the NYSE’s due-bill procedures.

MedEquities common stock will begin to trade ex-dividend on the first business day after the conditional dividend payment date. AS A RESULT, INVESTORS WHO ENTER INTO TRADES TO PURCHASE MEDEQUITIES COMMON STOCK ON OR AFTER THE EX-DIVIDEND DATE WILL NOT RECEIVE THE CONDITIONAL DIVIDEND.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, MedEquities will file a proxy statement (the “Proxy Statement”) and Omega has filed a registration statement on Form S-4 (File No. 333-229594) (together with the Proxy Statement, the “Form S-4/Proxy Statement”), which also contains the preliminary proxy statement of MedEquities, as well as other documents regarding the proposed transaction, with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the Form S-4/Proxy Statement will be sent to MedEquities stockholders. Investors and security holders will be able to obtain the Form S-4/Proxy Statement and other documents filed by MedEquities with the SEC free of charge from the SEC’s website at www.sec.gov or from MedEquities’ website at www.medequities.com. These documents may also be obtained free of charge from MedEquities by requesting them by mail at MedEquities Realty Trust, Inc., 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203, Attention: Tripp Sullivan, or by telephone at (615) 760-1104. Investors and security holders will be able to obtain the Form S-4/Proxy Statement and other documents filed by Omega with the SEC free of charge from the SEC’s website at www.sec.gov or from Omega’s website at www.omegahealthcare.com.

These documents may also be obtained free of charge from the Omega by requesting them by mail at 303 International Circle, Suite 200, Hunt Valley, Maryland 21030, Attention: Matthew Gourmand, Senior VP of Investor Relations, or by telephone at (410) 427-1714.

Participants in the Solicitation

MedEquities, Omega and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about MedEquities’ directors and executive officers is available in MedEquities’ definitive proxy statement on Schedule 14A dated April 16, 2018, for its 2018 Annual Meeting of Stockholders. Information about Omega’s directors and executive officers is available in Omega’s definitive proxy statement on Schedule 14A dated April 27, 2018 for its 2018 Annual Meeting of Stockholders, its Annual Report on Form 10-K filed with the SEC on February 26, 2019 and its Current Reports of Form 8-K filed with the SEC on October 25, 2018 and November 2, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement on Form S-4 filed by Omega and will be contained in the Form S-4/Proxy Statement and other relevant materials to be filed with the SEC, as applicable, regarding the proposed transaction when they become available. Investors should read the Form S-4/Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from MedEquities or Omega as indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning MedEquities, Omega, the proposed transaction between MedEquities and Omega, and the conditional dividend. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the conditional dividend, the pre-closing dividend, approval of the merger by MedEquities stockholders and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory and court approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement (the “Merger Agreement”); adverse effects on the market price of MedEquities’ common stock or Omega’s common stock and on MedEquities’ or Omega’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; the ability of MedEquities, Omega and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the proposed transaction on the market price of MedEquities’ common stock or Omega’s common stock and on MedEquities’ or Omega’s operating results, including as a result of changes in tenant, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; the risk of litigation or regulatory actions; the risk that certain contractual restrictions contained in the merger agreement during the pendency of the proposed transaction could adversely affect MedEquities’ or Omega’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which MedEquities and Omega operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in MedEquities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in any subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in any subsequent reports on Form 8-K and other filings made by MedEquities, all of which are or will be filed with the SEC and available at www.sec.gov and www.medequities.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. MedEquities assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

About MedEquities Realty Trust, Inc.

MedEquities Realty Trust (NYSE: MRT) is a self-managed and self-administered real estate investment trust that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. For more information, please visit www.medequities.com.

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